

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Peter Ma
Chief Executive Officer
Edify Acquisition Corp.
888 7th Avenue, Floor 29
New York, NY 10106

> **Re: Edify Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 25, 2020**
> **CIK No. 0001832765**

Dear Mr. Ma:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 25, 2020

Experts, page 149

1. The disclosure refers to September 13, 2020 as the date of inception. Please revise your registration statement to reflect that the date of inception is September 30, 2020.

Note 8 – Subsequent Events, page F-13

2. Please revise your disclosure to include the date that the financial statements were available to be issued as provided by ASC 855-10-50-1.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell Nusbaum